April 28, 2009

Catherine T. Brown/Staff Attorney
United States Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Re:	National Golf Emporium, Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed April 16, 2009 File No. 333-156069

Dear Ms. Brown:

We represent National Golf Emporium Inc. (the “Company” or “National Golf”). We are in receipt of your letter dated April 23, 2009 regarding the above referenced filing and the following are our responses:

Risk Factors, page 2

“Certain of Our Stockholders Have Previously Been Involved...,” page 3

1.
We reviewed your response to comment one in our letter dated March 19, 2009.  Please revise this risk factor to state that certain of the development stage companies did not timely file reports with us, as you indicate on page 1.

Answer:	Answer this risk factor has been revised to disclose that certain of the development stage companies did not timely file reports with the SEC.

“Changes in Government Regulations and Laws Affecting the IT Industry…,” page 3

2.
We reviewed your response to comment 18 in our letter dated March 19, 2009.  Please revise this risk factor or add a new one to disclose the effect on your business of existing or probable local, state or federal governmental laws or regulations related to e-commerce.

Answer:	This risk factor has been revised to disclose the effect on the Company’s business of existing or probable local, state or federal governmental laws or regulations related to e-commerce.

Item 11.  Information about the Registrant,  page 8

Marketing,  page 10

3.
We reviewed your response to comment four in our letter dated March 19, 2009 and reissue this comment in part.  Your use of phrases such as “enhance [your] name recognition”  under this heading, as well the following phrases in your risk factor regarding your limited operating  history on page 2, continue to suggest that you already have established your online community for golfers:

•	“strengthen customer loyalty;” and

•	“maintain strategic relationships.”

These are only examples.  Please revise these and any other similar statements in your registration statement or tell us why it is not appropriate to do so.

Answer:	The registration statement has been revised throughout to remove these statements that suggest the Company has established its online community for golfers.

4.
We reviewed your response to comment 16 in our letter dated March 19, 2009.  In the bullet “Strategic Online Marketing Relationships” under this heading and elsewhere in your registration statement you disclose that you expect your website to be completed in 90 days. We note that Section 6 of your Web Site Design Project Contract with DanSites Web Design provides that the parties “agree to work expeditiously to complete the web Design Project no later than 60 days after Client has submitted all necessary materials.”  You attached as Exhibit A to your response letter dated April 16, 2009 a letter from DanSites Web Design dated March 13, 2009 acknowledging that DanSites is “now in possession of the complete text and graphics content for your web design.”  It appears based on the contract provision and the acknowledgment letter from DanSites that your website should be operational on or around May 13, 2009.  If this is not the case, please disclose the nature of the delays you have experienced and when you expect your website to be operational, as we would expect the 90 day timeframe you reference to have lapsed by now, at least in part.  Given that your business depends on the operation and maintenance of your website, if you have experienced delays in the development of your website please also disclose whether you expect to experienced similar delays in the future.

Answer:
Our website is minimally operational to date. We have our domain name, www.nationalgolfemporium.com. , we are utilizing Lunar Pages for our hosting service and our home page is developed including hyperlinks. We expect to be operational within the contract period.

Current Operations, page 11

5.
We reviewed your response to comments two and four in our letter dated March 19, 2009. Your revised disclosure under this heading and under the heading “Plan of Operations” on page 13 states that your  “President has commenced contacting various manufacturers, suppliers, distributors and golf professionals for information regarding costs for goods” and “to qualify as, and to apply for, manufacturer representatives.” The next paragraph states that you will have to continually update your site “[a]s more suppliers, manufacturers and distributors are added.”  The latter disclosure suggests that you already have suppliers, manufacturers and distributors.  Please clarify whether you have any suppliers, manufacturers or distributors.  If not, please revise the latter disclosure.  If so, please revise the former disclosure to describe the relationships you currently have established.

Answer:	This section has been revised to remove the reference to “more” which should clarify that the Company does not have any suppliers, manufacturers or distributors at this time.

Management’s Discussion and Analysis of Financial Condition and…page 13

General

6.
Please revise to discuss any material changes in your financial condition or results of operations from September 30, 2008 to the date of the most recent interim balance sheet provided.  Refer to Item 303(b) of Regulation S-K.

Answer:
This section has been revised to provide a discussion of the Company’s material changes in its financial condition or results of operations from September 30, 2008 to the date of the most recent interim balance sheet provided.

Capital Liquidity and Resources [sic],  page 14

7.
We reviewed your response to comment nine in our letter dated March 19, 2009.  Under this heading you state that you “believe that [you] will be able to raise sufficient funds in the event that funding is required to pursue [your] business over the next twelve months.”  In light of the current economic conditions and the tight credit markets, please disclose the basis for your belief.

We also reviewed your response to comment 10 in our letter dated March 19. 2009.  Given your belief that you will need approximately $100,000 to satisfy your cash requirements over the next twelve months and your statement that your current cash and expected cash flow will not be sufficient to sustain your current level of operations, please disclose which anticipated expenditures you expect to forgo if you are unable to obtain additional funding.  Please also reconcile these statements with your risk factor disclosure on page 2 that “you believe that the cash flow generated from operations will be sufficient to fund [your] operations for the next year…”

Answer:
This section has been revised to state that the Company does not have any basis for the belief that it will be able to raise sufficient funds in the event that funding is required to pursue its business over the next twelve months.  In addition, the Company has disclosed which anticipated expenditures it expects to forgo if it is not able to obtain additional funding.  The risk factor has also been revised to be consistent with this section regarding the cash flow for the next 12 months.

8.
Under this heading you also disclose that you believe “that the actions presently being taken to implement [your] stated business plan and generate revenues provide the opportunity for [you] to continue as a going concern.” Immediately after this statement, please cross-reference to your risk factor that “[Your] auditor raises substantial doubt about [your] ability to continue as a going concern.”

Answer:	A cross-reference to the risk factor has been added.

Item 16.  Exhibits and Financial Statement Schedules, page II-4

9.
We reviewed your response to comment 11 in our letter dated March 19, 2009.  It appears that the double asterisk should reference the date of filing of Amendment No. 1 or March 4, 2009.  Please revise or advise.

Answer:	This has been revised to disclose that the double asterisk should reference the date of filing of Amendment No. 1 or March 4, 2009.

Exhibit 5.1 Opinion

10.	We reviewed your response to comment 15 in our letter dated March 19, 2009 and reissue this comment.

Answer:	Our opinion has been revised to consent to the additional referenced to the firm under the caption “Description of Securities to be Registered – Common Stock.”

Exhibit 10.3, Website Design Project Contract

11.
We reviewed your response to comment 16 in our letter dated March 19. 2009.  We note that the DanSites acknowledgment letter dated March 13, 2009 that is attached to your response letter as Exhibit A is signed by David D. Allison.  Please tell us the nature of David Allison’s association with DanSites.  We may have further comment.

Answer:	The Company has confirmed that this acknowledgement letter is signed by Daniel D. Allison and not David D. Allison.

Very truly yours,

ANSLOW & JACLIN

By  /s/ Anslow & Jaclin